

March 25, 2013

<u>Via E-mail</u>
Michael E. LaBelle
Chief Financial Officer
Boston Properties, Inc.
Prudential Center, 800 Boylston Street, Suite 1900
Boston, Massachusetts 02199-8103

> **Re:** **Boston Properties, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on February 28, 2013**
> **File No. 001-13087**
>
> **Boston Properties Limited Partnership**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on February 28, 2013**
> **File No. 000-50209**

Dear Mr. LaBelle:

We have reviewed your filings and have the following comment. Please be advised that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

<u>General</u>

1.   In future Exchange Act periodic reports, please revise the presentation of your leasing activity disclosure to include a tabular roll forward of vacant space at the start of the period to vacant space at the end of the period, and tabular data on second generation leasing costs and changes in net effective rents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jonathan Wiggins, Staff Accountant, at (202) 551-3694 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director